FOR IMMEDIATE RELEASE

AutoChina International Provides First Quarter 2013 Business Update

Shijiazhuang, Hebei Province, China – June 4, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, announced that it recorded 1,251 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the first quarter of 2013, compared to 1,725 in the first quarter of 2012. At March 31, 2013, the Company had 13,438 leased vehicles under its sales-type leasing program. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 38,000 trucks. An additional 60 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program during the first quarter of 2013, compared to 290 in the prior-year period.

During the 2013 first quarter, the Company established an additional commercial vehicle financing and service center in Anhui province and closed a commercial vehicle financing and service center in Jilin province. As of March 31, 2013, the Company operated 534 financing and service centers in 26 provinces.

As of March 31, 2013, the Company also operated 23 branch locations throughout China that are dedicated to its insurance agency business. The Company continues working to build partnerships and secure additional regulatory licenses that will allow it to sell insurance in each of the remaining regions in which AutoChina currently has a presence.

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  As of March 31, 2013, the Company owned and operated 534 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

AutoChina International Ltd.	Page 2
June 4, 2013

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@kywmall.com	Senior Associate
(212) 836-9610 / cyu@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com